

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

July 31, 2008

<u>Via U.S. Mail and Facsimile</u>

James E. Braun
Chief Financial Officer
Newpark Resources, Inc.
2700 Research Forest Drive, Suite 100
The Woodlands, Texas 77381

   **Re: Newpark Resources, Inc.
     Form 10-K for Fiscal Year Ended December 31, 2007
     Filed March 7, 2008
     File No. 1-02960**

Dear Mr. Braun:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Definitive Proxy Statement filed April 25, 2008

1.   Please confirm in writing that you will comply with the following comments in all future filings. Provide us also with an example of the disclosure you intend to use in each case. After our review of your responses, we may raise additional comments.

Business Experience of Director Nominees, page 3

2.   Please revise to eliminate any gaps or ambiguities with regard to time for your directors' business experience during the past five years. For example, we note that you do not describe Mr. Warren's activities between December 2005 and June 2006. In addition, please also eliminate such gaps or ambiguities with respect to your disclosure at page 20 regarding your executive officers.

Non-equity Incentive Compensation, page 32

3.   Please disclose the actual quantitative targets used to determine your named executive officers' incentive compensation. For example, you do not disclose the average days sales outstanding for the Company or the business units for 2006. In this regard, you do not disclose the days by which the average days sales outstanding has to be reduced to achieve the threshold, target, or maximum amount of non-equity incentive compensation. If you believe disclosing the targets would result in competitive harm such that the targets could be excluded properly under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion. If disclosure of the quantitative or qualitative performance-related factors would cause competitive harm, you are required to discuss how difficult it will be for you to achieve the target levels or other factors. See Instruction 4 to Item 402(b) of Regulation S-K.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have questions on the engineering comments, please contact James Murphy at (202) 551-3703. Please contact Sean Donahue at (202) 551-3579 or, in his absence, Mike Karney at (202) 551-3847 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: S. Donahue
James E. Braun (281-362-6801)